82-3768

TATA



**Fax : 001-202-942-9634**

October 29, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49



Dear Sirs,

**Tata Motors Limited - "File No.001-32294"**

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":

"In accordance with the Listing Agreement with the Stock Exchange, Mumbai, enclosed please find the Audited Quarterly/half-yearly financial results of the Company for the period ended September 30, 2004.

The Board of Directors also approved, subject to such other approvals as may be required, the Scheme of Arrangement involving the demerger of the Spare Parts business of Concorde Motors Limited – its 100% subsidiary with the Company w.e.f. November 1, 2004, the Appointed date."

Kindly contact Ms. R. Batra, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

Hosh Sethna

H K Sethna
Company Secretary



dly 11/3

immediate use **PRESS RELEASE**

**Mumbai, October 29, 2004**

# Tata Motors maintains growth

**Q II PAT up 50%; Gains in sales volumes and market share**

Tata Motors, India's leading automotive manufacturer, today reported revenues (net of excise) of Rs.4147.05 Crores for the quarter ended September 30, 2004, an increase of 31% over Rs.3177.73 Crores in the second quarter last year. The Profit Before Tax stood at Rs 427.21 Crores as compared to Rs.328.52 Crores in the same period last year, an increase of 30%.

The Profit After Tax for the second quarter, after provision of Rs.118 Crores towards current and deferred tax, stood at Rs.309.21 Crores, as compared to Rs.206.68 Crores in the second quarter of last year, an increase of 50 %. However, the operating margins continued to be under pressure at 12.5% (13.8%) due to unprecedented increase in all material input costs. The Company continues its thrust on cost reduction to reduce the impact of such cost increases.

The total sales volume for Q2 FY05 at 95,576 nos. grew by 22% over 78,125 nos. sold in the corresponding period last year.

During the Quarter, the Company listed on the New York Stock Exchange (Symbol :TTM) through conversion of its outstanding GDSs into ADSs. This was a Level II listing without any concurrent fund raising.

**Half Year**

The Company's revenues (net of excise) at the end of the first half of the year 2004-05 improved by 36% to Rs.7721.13 Crores (Previous year - Rs.5680.17 Crores ). The Profit Before Tax for the first half of the year was Rs.730.30 Crores as compared to Rs.492.19 Crores in the same period last year, an increase of 48%. The Profit After Tax for the first half of the year was Rs.532.57 Crores, compared to Rs.306.99 Crores in the same period last year, an increase of 73%.

The Company recorded significant increases in sales volumes across all product groups and gained market share. Commercial Vehicle sales in the domestic market in the first half were 83953, an increase of 31% (64131 nos. last year). The Company improved its market share in commercial vehicles from 58.6% (1H FY04) to 59.7% in 1H FY05 in the domestic market.

The Passenger Vehicle sales in the domestic market in 1H FY05 were 85948 nos., recording an increase of 28% over the corresponding period of the previous year (66973 nos.). The Company's market share in passenger vehicles increased to 17.3% from 16.2% in the first half of previous year.

Indica sales at 52,456 nos. grew by 31.5% in 1H FY05. The Indigo range (including the recently launched Indigo Marina), with a sale of 19166 nos. in the first half of the year grew by 45%.

Indigo continued to maintain its leadership in entry level 'C' segment of cars with a market share of 30.9% and crossed the 50,000 mark in the shortest span of time in the Indian sedan market. Indigo Marina was launched in September '04 and has been well received in the market. With the launch of the Sumo Victa in July '04 , Sumo sales volumes grew by 39% in 2Q FY05. Tata Motors continues to be the second largest player in the Passenger Vehicle segment.

**Exports :**

Cumulative export sales for the period April- September '04 were 10,593 nos. as against 7,417 nos. sold in the same period last year, representing an increase of 43%. The Company has commenced marketing initiatives for introducing 'TATA NOVUS' heavy vehicles (manufactured in South Korea by Tata Daewoo Commercial Vehicle Company) in the international markets.

The Audited Financial Results for the quarter and six months ended September 30, 2004 are enclosed.

- Ends –

**Issued by :**

**Ruchika Batra**
**Head-Corporate Communications**
**Tata Motors Limited**
**Phone: 91-22-56657209 E Mail: ruchika.batra@tatamotors.com**
**www.tatamotors.com**

A. F. Ferguson & Co.
Chartered Accountants
Maker Towers 'E'
Cuffe Parade
Mumbai 400 005

S. B. Billimoria & Co.
Chartered Accountants
12, Dr Annie Besant Road
Worli
Mumbai 400 018

**AUDITORS' REPORT**
**TO THE BOARD OF DIRECTORS OF**
**TATA MOTORS LIMITED**

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED**, ("the Company") for the quarter/half year ended September 30, 2004. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on October 29, 2004.

2. (a) The figures shown in the columns headed "Quarter ended September 30, 2003" and "Six months ended September 30, 2003" have been traced from the statement of financial results for the quarter/half year ended September 30, 2003 reviewed by us in terms of our report dated October 29, 2003 and regrouped/reclassified wherever necessary.

   (b) The figures shown in the column headed "Year ended March 31, 2004" have been traced from the financial statements for the year ended March 31, 2004 audited by us in terms of our report dated May 19, 2004.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said results present fairly in conformity with the accounting principles generally accepted in India the profit of the Company and disclose the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter/half year ended on September 30, 2004.

**For A. F. FERGUSON & CO.**
Chartered Accountants

Sd/-

**B. P. SHROFF**
Partner
Membership No.: 34382

**For S. B. BILLIMORIA & CO.**
Chartered Accountants

Sd/-

**N. VENKATRAM**
Partner
Membership No.: 71387

Place: Mumbai
Date: October 29, 2004

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2004

| | Particulars | Quarter ended September, 30 | | Six months ended September 30, | | Year ended March, 31 |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 | 2004 |
| | | (Audited) | (Unaudited) | (Audited) | (Unaudited) | (Audited) |
| (A) | | | | | | |
| 1 | Vehicle Sales:(in Nos.) | | | | | |
| | Commercial vehicles | 44076 | 37426 | 83953 | 64131 | 152195 |
| | Passenger cars and Utility vehicles | 45167 | 36855 | 85948 | 66973 | 140018 |
| | Exports | 6333 | 3844 | 10593 | 7417 | 22046 |
| | | 95576 | 78125 | 180494 | 138521 | 314259 |
| 2 | Vehicle Production:(in Nos.) | | | | | |
| | Commercial vehicles | 47628 | 41243 | 93228 | 67099 | 159972 |
| | Passenger cars and Utility vehicles | 48924 | 39017 | 91115 | 70690 | 151570 |
| | | 96552 | 80260 | 184343 | 137789 | 311542 |
| 3 | Export Turnover (at F.O.B. value) Rs. Crores | 323.73 | 185.92 | 535.91 | 352.26 | 1006.32 |
| | US $ M | 70.27 | 41.03 | 116.48 | 76.83 | 230.23 |
| (B) | | (Rupees Crores) | | | | |
| 1 | Sales/Income from operations | 4887.84 | 3764.36 | 9132.77 | 6688.58 | 15493.52 |
| | Less: Excise Duty | 740.79 | 586.63 | 1411.64 | 1008.41 | 2270.30 |
| | **Net Sales/Income from operations** | **4147.05** | **3177.73** | **7721.13** | **5680.17** | **13223.22** |
| 2 | Total Expenditure | | | | | |
| | (a) (Increase) / Decrease in stock in trade and work in progress | (1.10) | (57.69) | (250.35) | 12.36 | 141.98 |
| | (b) Consumption of raw materials & components | 2803.68 | 2127.01 | 5385.74 | 3653.66 | 8341.39 |
| | (c) Staff cost | 258.99 | 215.15 | 495.13 | 400.74 | 882.49 |
| | (d) Other expenditure | 565.52 | 454.39 | 1141.21 | 842.97 | 1975.56 |
| | (e) Sub total 2(a) to 2(d) | 3627.09 | 2738.86 | 6771.73 | 4909.73 | 11341.42 |
| 3 | **Operating profit [1-2]** | **519.96** | **438.87** | **949.40** | **770.44** | **1881.80** |
| 4 | Other income (Note 2) | 70.59 | 22.78 | 111.83 | 33.27 | 58.90 |
| 5 | Interest | | | | | |
| | (a) Gross interest | 54.86 | 46.95 | 108.46 | 105.63 | 206.65 |
| | (b) Capitalisation of interest/Interest income | (15.08) | (20.96) | (27.10) | (25.85) | (45.39) |
| | (c) Net interest | 39.78 | 25.99 | 81.36 | 79.78 | 161.26 |
| 6 | Product development cost - written off | 15.73 | 9.88 | 42.34 | 19.02 | 51.64 |
| 7 | Depreciation and Amortisation | 106.82 | 94.40 | 205.15 | 189.71 | 382.60 |
| 8 | **Profit before exceptional items and tax [3+4-5-6-7]** | **428.22** | **331.38** | **732.38** | **515.20** | **1345.20** |
| 9 | Exceptional Items | | | | | |
| | (a) Employee separation cost (Note 4) | 1.01 | 2.86 | 2.08 | 23.01 | 4.56 |
| | (b) Provision for diminution in value of investments | - | - | - | - | 48.30 |
| | (c) Sub total of 9(a) and 9(b) | 1.01 | 2.86 | 2.08 | 23.01 | 52.86 |
| 10 | **Profit before tax [8-9]** | **427.21** | **328.52** | **730.30** | **492.19** | **1292.34** |
| 11 | Less: Provision for taxation | | | | | |
| | (a) Current Tax | 103.25 | 23.57 | 194.92 | 36.15 | 96.00 |
| | (b) Deferred Tax | 14.75 | 98.27 | 2.81 | 149.05 | 386.00 |
| | (c) Sub total of 11(a) and 11(b) | 118.00 | 121.84 | 197.73 | 185.20 | 482.00 |
| 12 | **Profit after tax [10-11]** | **309.21** | **206.68** | **532.57** | **306.99** | **810.34** |
| 13 | Paid-up Equity Share Capital (Face value of Rs. 10 each) | 359.10 | 320.64 | 359.10 | 320.64 | 356.83 |
| 14 | Reserves excluding Revaluation Reserve | | | | | 3236.77 |
| 15 | Basic EPS (not annualised) Rupees | 8.63 | 6.45 | 14.90 | 9.59 | 24.68 |
| | Diluted EPS (not annualised) Rupees | 8.07 | 6.25 | 13.99 | 9.28 | 22.71 |
| 16 | Aggregate of Non-Promoter Shareholding | | | | | |
| | - Number of Shares | 240765835 | 217689135 | 240765835 | 217689135 | 235239669 |
| | - Percentage of shareholding | 67.16% | 67.90% | 67.16% | 67.90% | 66.65% |

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) Other Income includes Rs. 28.53 crores towards profit on sale of a long term trade investment sold during the quarter.

3) During the half year ended September 30, 2004, (a) Rs. 8.13 crores towards premium on the early redemption of Debentures and (b) Issue expenses of Rs. 29.12 crores, and prorata provision for premium on redemption of Rs. 19.36 crores, of Foreign Currency Convertible Notes have been debited to Securities Premium Account.

4) The Company had charged by way of employees separation cost to the Profit and Loss Account for the comparative quarter and half year in the previous year Rs. 2.86 crores and Rs. 23.01 crores respectively. In view of the limited revision of the Accounting Standard 26 (AS 26) on 'Intangible Assets', the Company reverted to its earlier accounting policy of amortising such cost over a period of 24 to 84 months, in the year ended March 31, 2004. Had the current accounting policy been followed in the previous period, the employee separation cost reported would have been lower and accordingly the profit before tax would have been higher by Rs. 2.04 crores and Rs. 21.95 crores in the quarter and the half year ended September 30, 2003 respectively.

5) During the quarter, (a) 3,57,098 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to rights issue of 2001 at Rs. 120/- per share and (b) 1,38,068 Ordinary Shares were allotted consequent to conversion of 750 1% Foreign Currency Convertible Notes (2008) at Rs. 250.745 per share.

6) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

7) The Company has raised Rs. 943.42 crores upto September 30, 2004, towards the proceeds from the Rights issue of Convertible and Non-convertible Debentures with detachable warrants issued in 2001. These proceeds have been fully utilised for the stated objectives of capital expenditure, product development expenditure and prepayment/repayment of borrowings.

8) In April 2004, the Company has raised funds by issuing (a) US$ 100 Million (Rs. 438.5 Crores at issue) by way of Zero Coupon Convertible Notes maturing in April 2009 and (b) US$ 300 Million (Rs.1315.5 Crores at issue) by way of 1% Convertible Notes maturing in April 2011. The noteholders have an option to convert these notes into Equity Shares or Depository receipts at Rs. 573.106 and Rs. 780.400 respectively, and the Company has a right to redeem these notes subject to certain conditions.

9) As on July 1, 2004, 117 Investor complaints were outstanding (out of which 116 complaints pertaining to non-receipt of interim dividend). The Company received 127 complaints during the said quarter and disposed off 186 complaints by September 30, 2004. There were 58 complaints unresolved as on September 30, 2004, out of which 57 complaints pertain to non-receipt of dividend, which have been resolved as of date.

10) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2004.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on October 29, 2004.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, October 29, 2004